

**Luis Gomez** · 3rd
Director de Tecnología en Cybolt
Mexico City, Mexico · **Contact info**
500+ connections

 Cybolt

 Instituto Tecnológico de Monterrey

## Experience


**Director de Tecnología**
Cybolt
Oct 2019 – Present · 2 yrs 1 mo
Área metropolitana de Ciudad de México


**Socio Director de Operaciones**
HQ Cloud Services and Solutions, S.A. de C.v.
Sep 2015 – Present · 6 yrs 2 mos

Preventa y entrega de servicios y soluciones


**Director Integración de Servicios y Soluciones**
Qualita
Jun 2007 – Jul 2015 · 8 yrs 2 mos

Preventa y entrega de servicios


**Director Servicios**
CNBV y Qualita
1997 – 2006 · 9 yrs

Subdirector de Planeación de TI y de Operaciones
Gerente de Integración, Desarrollo, Mesa de Servicios
Responsable de la Estrategia Comercial


**Gerente de Proyectos**
DDEMESIS
1989 – 2006 · 17 yrs

Gestión de Proyectos equipos Mainframe, Minis

## Education


**Instituto Tecnológico de Monterrey**
Diplomado, Desarrollo de habilidades gerenciales
2002 – 2003

Diplomado de Desarrollo de Habilidades Gerenciales


**Instituto Politécnico Nacional**
Ingeniería en Comunicaciones y Electrónica
1985 – 1991

## Licenses & certifications


**ITIL Foundations v3**
Pink Elephant


**ITIL Foundations v4**